UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   **February 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Notice of Meeting
2. Exhibit 99.2 – Information Circular
3. Exhibit 99.3 – Form of Proxy
4. Exhibit 99.4 – Voting Instruction Form

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F **xxx**   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___   No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: March 8, 2010   By \s\ Gary Freeman
                                                       Gary Freeman, President/CEO/Director

Exhibit 99.1

PEDIMENT GOLD CORP.
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of the Company, Suite 680 – 789 West Pender Street, Vancouver, British Columbia, on Thursday, March 18, 2010 at 10:00 a.m., for the following purposes:

(a) To receive the financial statements of the Company for the fiscal year ended September 30, 2009, together with the report of the auditors thereon;

(b) To determine the number of directors at seven;

(c) To elect directors;

(d) To appoint auditors; and

(e) To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy, or to complete the Proxy by telephone or mail, in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 8th day of February, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Freeman"

Gary Freeman,
President & Chief Executive Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

Exhibit 99.2

PEDIMENT GOLD CORP.

2010

Notice of Annual General Meeting of
Shareholders

**ANNUAL GENERAL
MEETING**

Information Circular

Place:

Offices of Pediment Gold Corp.
Suite 680 – 789 West Pender St.
Vancouver, BC V6C 1H2

Time:
Date:

10:00 am
Thursday, March 18, 2010

PEDIMENT GOLD CORP.

C O R P O R A T E
D A T A

<u>Head Office</u>

Suite 680, 789 West Pender Street
Vancouver, BC V6C 1H2

<u>Directors and Officers</u>
Gary Freeman, Director, President
& Chief Executive Officer
Melvin A. Herdrick, Director &
Vice-President, Exploration
André Audet, Director
Michael H. Halvorson, Director
Chris Theodoropoulos, Director
Leonard Harris, Director
Larry Okada, Director
William Faust, Director
John Seaman, Chief Financial Officer
Dayna Leigh, Secretary
Scott Kelly, Vice President, Finance

<u>Registrar & Transfer Agent</u>
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, BC V6C 3B9

<u>Solicitors</u>
Bull, Housser & Tupper LLP
Barristers & Solicitors
3000 - 1055 West Georgia Street
Vancouver, BC V6E 3R3

<u>Auditors</u>
Smythe Ratcliffe LLP
7th Floor – 355 Burrard Street
Vancouver, BC V6C 2G8

<u>Listing</u>
TSX
Symbol PEZ

PEDIMENT GOLD CORP.
SUITE 680, 789 WEST PENDER STREET
VANCOUVER, BC V6C 1H2
TELEPHONE: 604.682.4418
FAX: 604.669.0384

INFORMATION CIRCULAR

(as at February 8, 2010, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Pediment Gold Corp. (the "Company") for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, March 18, 2010 (the "Meeting") and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under "INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES".)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Secretary of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.** To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders' own names. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as "Intermediaries"). Shareholders who do not hold their shares in their own names (referred to in this Information Circular as "non-registered owners") should note that **only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.**

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBO's". Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBO's".

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), the Company has elected to seek voting instructions directly from NOBO's. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIF's, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE "REQUEST FOR VOTING INSTRUCTIONS" (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

<u>VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF</u>

As at the date hereof, the Company has issued and outstanding 47,443,329 fully paid and non-assessable common shares, each share carrying the right to one vote. **THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.**

Any Shareholder of record at the close of business on February 8, 2010 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

<u>ELECTION OF DIRECTORS</u>

The Board of Directors presently consists of eight directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia) (the "Act").

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position, Province/State and Country of Residence[1][2]	Principal Occupation or Employment[1]	Period as a Director of the Company	No. of Shares[1]
GARY R. FREEMAN Director, President & Chief Executive Officer Resident of BC, Canada	President, Chief Executive Officer and Director of the Company	March 11, 2005 to date	1,292,848[5]
MELVIN A. HERDRICK Director & Vice-President, Exploration Resident of Sonora, Mexico	Vice-President, Exploration and Director of the Company	November 1, 2005 to date	1,809,616
CHRIS THEODOROPOULOS[4][7][8] Director Resident of BC, Canada	Chairman of Africo Resources, a Canadian mineral exploration and development company; President of Dominion Goldfields Corporation, a private investment and royalty firm	March 15, 2007 to date	5,000
MICHAEL H. HALVORSON[8] Director Resident of Alberta, Canada	President of Halcorp Capital Ltd., an Alberta-based company that acts as a financial consultant to natural resource companies	March 17, 2006 to date	820,000[6]
LEONARD HARRIS[3][4] Director Resident of Colorado, USA	Retired since May 1995	September 17, 2008 to date	20,000
LARRY M. OKADA[3][7][8] Director Resident of BC, Canada	Retired since late 2008, part-time Chief Financial Officer of BCGold Corp., a small mining exploration company, and Chief Financial Officer of Africo Resources Ltd.	March 20, 2009 to date	Nil
WILLIAM A. FAUST Director Resident of Albuquerque, New Mexico	Chief Operation Officer and Senior VP for Crystallex International Corporation, previously VP Operations for Nevada Pacific Gold Ltd.	January 19, 2010 to date	Nil

NOTES:

(1) The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The description of the principal occupation or employment for William A. Faust is for the past five years.

(2) None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Of this amount, 1,217,848 shares are owned by GF Consulting Corp., a private company wholly-owned by Mr. Freeman.

(6) Of this amount, 175,000 shares are owned by Halcorp Capital Ltd., a private company wholly-owned by Mr. Halvorson.

(7) Member of the Corporate Governance Committee.

(8) Member of the Special Committee.

Other than as mentioned below, none of the proposed nominees for election as a director of the Company:

(a)   is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

   (i)   was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

   (ii)   was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)   is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)   has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gary Freeman

In May 2006, management of Peterborough Capital Corp. ("Peterborough") applied to the British Columbia Securities Commission (the "BCSC") for, and the BCSC issued on May 2, 2006, a management cease trade order as part of a voluntary process where specific insiders and management are subject to a cease trade order pursuant to CSA Staff Notice 57-301 as a result of the delay in filing of Peterborough's audited financial statements for the year ended December 31, 2005. On May 19, 2006, the Alberta Securities Commission issued a similar management cease trade order, which expired on July 10, 2006. Peterborough filed its audited financial statements for the year ended December 31, 2005 on July 6, 2006, and the management cease trade order was revoked by the BCSC on August 10, 2006. Gary Freeman is, and at the time was, a director of Peterborough and was an insider subject to the insider cease trade order.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners. National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101") requires the Company to disclose in this Information Circular its system of corporate governance.

   Board of Directors

The Company's Board of Directors is currently comprised of eight directors, of which five members, André Audet (who is not standing for re-election), Larry Okada, Leonard Harris, Chris Theodoropoulos and Michael Halvorson, are considered to be "independent" pursuant to NI 58-101 and as that term is defined in National Instrument 52-110 – *Audit Committees.* Gary Freeman as President and Chief Executive Officer, and Melvin Herdrick as Vice-President, Exploration, are not considered to be independent. William Faust is also not considered to be independent as he receives fees from the Company for services provided.

The audit committee, which is entirely composed of independent directors, meets with the Company's auditors without management being in attendance.

No person is currently appointed as Chairman of the Board. The independent members of the Board believe that their knowledge of the business is sufficient to facilitate the functioning of the Board independently of management. The independent members of the board exercise their responsibilities for independent oversight of management through their position on the Board. When necessary, directors will abstain from voting on matters that may give way to a conflict of interest, particularly with non-independent board members and compensation matters.

The directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions:

Name of Director	Other Reporting Issuers
Gary Freeman	Ethos Capital Corp. Becker Gold Mines Ltd. Pan Caribbean Minerals Inc. GFK Resources Inc.
André Audet	Everton Resources Inc. Majescor Resources Inc. Adventure Gold Inc. Focus Metals Inc. Pan Caribbean Minerals Inc. Mazorro Resources Inc. NQ Exploration Inc.
Michael Halvorson	Strathmore Minerals Corp. Esperanza Silver Corp. Orezone Resources Inc. Novus Energy Inc.
Melvin Herdrick	Pan Caribbean Minerals Inc.
Leonard Harris	Sulliden Gold Corp. Solitario Exploration & Royalty Corp. Golden Arrow Resources Corporation Endeavour Silver Corp. Alamos Gold Inc. Cardero Resource Corp. Canarc Resource Corp. Indico Resources Limited Golden Alliance Resources Corp. Aztec Metals Corp.
Chris Theodoropoulos	Peer 1 Network Enterprises Inc. Ethos Capital Corp. Africo Resources Ltd. Becker Gold Mines Ltd.
William Faust	Nil
Larry Okada	Revett Minerals Inc. Forum Uranium Corp.

The attendance record of the directors at meetings of the Board since October 1, 2008 was as follows:

Director	Board of Directors' Meetings
Gary Freeman	5 of 5
André Audet	5 of 5
Michael Halvorson	5 of 5
Melvin Herdrick	5 of 5
Leonard Harris	3 of 5
Chris Theodoropoulos	5 of 5
Larry Okada	5 of 5
William Faust[1]	1 of 1

Note:

(1)   Mr. Faust joined the board on January 19, 2010.

Board Mandate

The Board does not have a written mandate. The directors of the Company are responsible for the supervision and management of the Company's business affairs, and in doing so, act in the best interests of the Company. The Board delegates its responsibilities directly and through its Compensation, Audit, Corporate Governance and Special Committees. The Board meets regularly to review the business operations and financial results of the Company.

The Board delegates the management of the day to day affairs of the Company to the senior management team; however the Board remains ultimately responsible for all matters relating to the Company and its business. The Board is dedicated to protecting the best interests of the shareholders. The duties of the Board are carried out continuously and the Board understands that dependent on the dealings of the Company, more direct involvement in the affairs of the Company may be required.

Management of the Company acts in the ordinary course of business, without Board approval. The Board approves all material transactions of the Company outside the ordinary course of business, as well as all matters that must be approved by the Board by law. The Board anticipates that management will provide information concerning the business and affairs of the Company, to the Board on a timely basis, including financial and operating activity.

The Board ensures that management addresses shareholder concerns on a timely basis, and that management informs the Board of any major concerns that are expressed by shareholders. The Board is also responsible for overseeing the Company's public disclosure in accordance with securities law and the policies of the TSX and other markets on which the Company's securities are listed or traded.

The Board holds meetings on an as needed basis, in addition to its annual meeting. It is expected that all members of the Board attend the meetings, either in person or by telephone, and adequately reviews materials provided to them prior to the meeting in preparation for the meeting.

Position Descriptions

The Board has not adopted written position descriptions for the Chair of each Board committee, as it has been determined that the role of the Chair is understood by the directors. The Board has also not adopted a written position description for the Chief Executive Officer, Mr. Freeman, as Mr. Freeman has held the position of President and CEO of the Company since March 11, 2005. His roles and responsibilities are understood by him and the rest of the Board.

Orientation and Continuing Education

The Company does not have a formal orientation and continuing education program. However, the Company ensures that new board members are properly trained and oriented as part of the Board of Directors' overall stewardship responsibility, and the Company supports and encourages the continuing education of its employees. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board discharges the following responsibilities as part of its overall stewardship responsibility:

- the strategic planning process of the Company;

- identification and management of the principal risks associated with the business of the Company;

- planning for succession of management;

- the Company's policies regarding communications with its shareholders and others; and

- the integrity of the internal controls and management information systems of the Company.

Ethical Business Conduct

The Company has a written Code of Business Conduct and Ethics. A copy of the Code is available on SEDAR at www.sedar.com or on request as indicated under "Additional Information" elsewhere in this Information Circular.

The Company adopted the written code of ethics to promote a corporate culture that effectively deters wrongdoing and promotes honest ethical work; full, fair, accurate, timely and understandable disclosure in reports and documents; the compliance with applicable governmental laws, rules and regulation; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Nomination of Directors

The board does not have a nominating committee and there is no formal procedure for the nomination of directors of the Company. The Board of Directors considers potential future members as part of its succession planning. In considering potential future members, the Board reviews the individual's qualifications and relevant industry experience, the individual's independence status, and the Board also considers if the potential nominee can devote sufficient time and resources to his or her duties as a Board member.

Compensation

A Compensation Committee has been established by the directors of the Company, the current members of which are André Audet (not standing for re-election), Chris Theodoropoulos and Leonard Harris, all of whom are independent within the meaning of NI 58-101. If management's proposed nominees for directors are elected at the Meeting, immediately following the Meeting, management will appoint Michael Halvorson to the Compensation Committee in place of Mr. Audet, who will retire from the Board at the Meeting. The Compensation Committee reviews and approves the employment and consulting agreements and compensation arrangements proposed by management of the Company and will then, subject to any necessary revisions, recommend the same to the Board for approval. The Compensation Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities. The charter for the Compensation Committee of the Board of Directors of the Company is attached to this Information Circular as Appendix 1.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Board of Directors of the Company has formally appointed a Corporate Governance Committee and a Special Committee.

Corporate Governance Committee

A Corporate Governance Committee has been established by the directors of the Company, the current members of which are Larry Okada and Chris Theodoropoulos. The Corporate Governance Committee was formed to oversee the development and regularly assess the Company's approach to corporate governance issues and to ensure that such approach supports the effective functioning of the Company with the shareholders' best interests in mind, as well as to foresee the effective communication between the Board of Directors and Company management. The Corporate Governance Committee may also recommend to the Board candidates for appointment to the Board.

Special Committee

A Special Committee has been established by the directors of the Company, the current members of which are Michael Halvorson, Chris Theodoropoulos and Larry Okada, all of whom are independent within the meaning of NI 58-101. The Special Committee was formed to review, manage and recommend to the Board any change of control bids that may be proposed to the Company, or that the Company may propose. The Special Committee meets independently from the Board from time to time, as needed. The Special Committee does not have a written charter.

Assessments

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of individual directors, the Board as a whole, or any committee of the Board. However, from time to time, the members of the Board may meet to review the effectiveness of the Board as a whole, as well as the effectiveness of its committees and may discuss if it would be in the best interests of the Company and its shareholders to have any reorganization take place.

AUDIT COMMITTEE

The disclosure required by Form 52-110F1 relating to the Audit Committee is included in the Company's Annual Report on Form 20-F dated December 21, 2009 for its fiscal year ended September 30, 2009, which document can be found on SEDAR at www.sedar.com, or is disclosed below.

Audit Committee's Charter

The text of the Company's Audit Committee Charter is attached as Appendix 2 to this Information Circular.

Composition of the Audit Committee

As at the date hereof, the members of the Audit Committee are Larry Okada, Leonard Harris and André Audet (not standing for re-election as a director), all of which are independent directors of the Company. Each of the members of the Audit Committee is financially literate within the meaning of Section 1.5 of National Instrument 52-110 ("NI 52-110") in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. If management's proposed nominees for directors are elected at the Meeting, immediately following the Meeting, management will appoint Michael Halvorson to the Audit Committee in place of Mr. Audet, who will retire from the Board at the Meeting. Mr. Halvorson is both independent and financially literate.

Relevant Education and Experience

All of the Audit Committee members (current and proposed) are businessmen with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their respective years of experience as directors of public companies other than the Company.

Larry Okada

Mr. Okada is currently the Chief Financial Officer of BCGold Corp., and has been involved with numerous public mining companies listed on the TSXV over the past 32 years. He is a Chartered Accountant in British Columbia (1976) and Alberta (1989) as well as a Certified Public Accountant in Washington State (2000). Mr. Okada has been in public practice with Deloitte & Touche LLP, his own firm, Staley, Okada & Partners, and PricewaterhouseCoopers LLP over the past 35 years. Mr. Okada sits on various committees with the Institute of Chartered Accountants of British Columbia.

Leonard Harris

Mr. Harris is currently on the Board of Directors for Alamos Gold Inc., Aztec Metals Corp., Canarc Resource Corp., Cardero Resource Corp., Endeavour Silver Corp., Golden Arrow Resources Corporation, Indico Resources Limited, Solitario Exploration & Royalty Corp., Sulliden Gold Corp., and Golden Alliance Resources Corp. His experience in the mining industry spans over 50 years across all continents. Mr. Harris has held a number of prominent positions with major gold companies in Latin America and has also chaired industry standards organizations such as the Mining Task Force of the Chamber of the Americas and the International Committee of the SME. Mr. Harris has been honored with a number of awards including the Gold Medal from the Mining & Metallurgical Society of America, the Medal of Merit from the American Hall of Fame and Engineer of the Year award from the Peruvian Society of Engineers.

André Audet (current Audit Committee member)

Mr. Audet is the Chairman and Chief Executive Officer of Everton Resources Inc., a Canadian mineral exploration and development company, and Chairman of the Board of Majescor Resources Inc., a Canadian diamond exploration company, both of which trade on the TSX Venture Exchange (the "TSXV"). He is also a director of several other publicly traded companies involved in mineral exploration. Mr. Audet was formerly Vice-President at Nesbitt Burns/BMO specializing in private portfolios and mining investments from 1989 to 1999. He was also an Investment Dealer at Midland Doherty and Royal Trust from 1987 to 1989. Mr. Audet graduated with a Bachelor of Commerce from the University of Ottawa.

Michael Halvorson (incoming Audit Committee member)

Michael Halvorson, director, has wide financial industry experience with nearly forty years experience in the stockbrokerage and real estate industries. He has been a financial consultant and a director to numerous natural resource companies. He formed and has headed Halcorp Capital Ltd., an Alberta-based financial consulting firm since 1980. In addition to his directorship with the Company, he is a director of several other publicly-traded natural resource companies including Strathmore Minerals Corp., Esperanza Silver Corporation, Orezone Gold Corporation, and Novus Energy Inc.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year did the board of directors of the Company decline to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on: (a) the exemption in section 2.4 *(De Minimis Non-audit Services)*, (b) the exemption in section 3.2 (Initial Public Offerings), (c) the exemption in section 3.4 (Events Outside Control of Member), (d) the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or (d) an exemption from NI 52-110, in whole or in part, granted under Part 8 *(Exemptions)*.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company's most recently completed financial year has the Company relied upon the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company's most recently completed financial year has the Company relied upon section 3.8 (Acquisition of Financial Literacy).

Pre-Approval Policies and Procedures

As at the date of this Information Circular, the Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company's external auditor in each of the last two fiscal years for audit fees were $41,500 for the fiscal year ended September 30, 2009 and $36,000 for the fiscal year ended September 30, 2008.

Audit-Related Fees

The aggregate fees billed by the Company's external auditor in each of the last two fiscal years for additional services related to the performance of the audit or review of the Company's financial statements were $640 for the fiscal year ended September 30, 2009 and $576 for the fiscal year ended September 30, 2008. These additional services relate to professional services provided by the external auditor in supporting management in their preparation of interim financial statements and the Form 20-F and are not included in the amount noted under audit fees.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning were $1,750 for the fiscal year ended September 30, 2009 and $1,200 for the fiscal year ended September 30, 2008. These professional services relate to professional services rendered for preparation of corporate tax returns for the Company and its subsidiaries.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for internal control audit services provided by the external auditors were nil for the fiscal year ended September 30, 2009 and $40,000 for the fiscal year ended September 30, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Discussion and Analysis

The Company's compensation practices are designed to be competitive with comparable companies in the industry and to recognize and reward executive performance consistent with the success of the Company. The Compensation Committee works to ensure that the Company's compensation objectives, as applied to the actual compensation paid to the Chief Executive Officer, and the other executive officers, are aligned with the Company's overall business objectives and with shareholder interests. The Compensation Committee of the Company is responsible for determining the compensation, including grants of equity-based compensation, to be paid to the President, directors and officers of the Company, and for reviewing the President's recommendations respecting the compensation of consultants to the Company to ensure such compensation reflects the responsibilities and risks associated with each position.

When determining the compensation of the management team, the Compensation Committee considers, among other things: (i) providing fair and competitive compensation compared to remuneration paid by other reporting issuers similarly placed within the same business as the Company; (ii) balancing the interests of management and the shareholders of the Company; and (iii) rewarding performance with respect to operations in general.

In order to achieve these objectives, the Compensation Committee considers the following factors when determining the compensation paid to management: (i) remuneration for services performed for the benefit of the Company; (ii) consulting fees for services rendered in respect of their duties as part of management; and (iii) long term incentive in the form of stock options. When reviewing the compensation of consultants to the Company, the directors of the Company as a whole consider how individuals are critical to the growth and success of the Company.

The Compensation Committee reviews and recommends salary and benefit levels for the executives to the Board of Directors. The Board of Directors makes the final determination regarding the Company's compensation practices.

Performance Graph

The following performance graph illustrates the Company's four year (to September 30, 2009) cumulative total shareholder return (assuming reinvestment of dividends, if any, on each dividend payment date) on a $100 investment in the Company's shares on October4, 2005, the day the Company began trading on the TSX Venture Exchange, compared to the return on a comparable investment on the S&P/TSX Composite Index. The share trading data is as reported by the TSX.



Since October 12, 2005, the Company's share price has seen an increased high of 380%, with a cumulative increase of 40% as at September 30, 2009. Over the same time period, the Company has increased certain NEO's salaries to align them with executive salaries within their peer group, and to properly compensate increased responsibilities, while still reflecting appropriate and reasonable compensation compared to the Company's market capitalization.

A portion of NEO compensation is in the form of stock options which is directly linked to the Company's share price. Some stock options have been exercised and issued throughout the four year period that the Company has been listed for trading, with certain in-the-money NEO stock options remaining unexercised as at September 30, 2009 (see *Outstanding Share-Based Awards and Option-Based Awards* below).

Summary Compensation Table

Summary Compensation Table

The following table sets forth details of all compensation paid in respect of the individuals who were, at September 30, 2009, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, and the one other most highly compensated executive officer whose total compensation was, individually, more than $150,000 for the financial year ended September 30, 2009 (the "Named Executive Officers").

Summary Compensation Table

Name and Principal Positions	Year	Salary (CDN$)	Share-based awards (CDN$)	Option-based awards (CDN$)[2]	Non-equity incentive plan compensation (CDN$)		Pension value (CDN$)	All other compen-sation (CDN$)[1]	Total compen-sation (CDN$)
					Annual incentive plans	Long-term incentive plans			
Gary Freeman, President/CEO	2009	Nil	N/A	$190,504	N/A	N/A	N/A	$240,000	$430,504
Melvin Herdrick, VP Exploration	2009	$196,441	N/A	$42,079	N/A	N/A	N/A	Nil	$238,520
John Seaman, CFO	2009	Nil	N/A	Nil	N/A	N/A	N/A	$13,500	$13,500

(1)   All Other Compensation consisted of consulting fees.

(2)   The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the Named Executive Officers at the end of the most recently completed financial year, including awards granted to the Named Executive Officers in prior years:

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market of payout value of share-based awards that have not vested ($)
Gary Freeman	285,000	$0.80	April 25, 2011	$42,750	N/A	N/A
	80,000	$0.60	Dec 12, 2013	$28,000		
	235,000	$0.84	May 11, 2014	$25,850		
	100,000	$1.60	June 17, 2013	Nil		
Melvin Herdrick	25,000	$0.50	July 21, 2010	$11,250	N/A	N/A
	30,000	$0.80	April 11, 2011	$4,500		
	25,000	$0.55	Aug 2, 2011	$10,000		
	50,000	$0.60	Feb 12, 2012	$17,500		
	70,000	$0.84	May 11, 2014	$7,700		
	100,000	$1.60	June 17, 2013	Nil		
John Seaman	50,000	$0.78	April 27, 2011	$8,500	N/A	N/A
	50,000	$1.60	June 17, 2013	Nil		

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Named Executive Officers for option-based awards and share-based awards for the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year [1](CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation - Value earned during the year (CDN$)
Gary Freeman	$190,504	N/A	N/A
Melvin Herdrick	$42,079	N/A	N/A
John Seaman	Nil	N/A	N/A

(1)   The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant.

See "*Share Option Plan"* for a summary of the key terms of the Company's Share Option Plan.

Termination and Change of Control Benefits

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible change of control. Because a change of control could give rise to the possibility that the employment of an NEO would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible change of control be alleviated by ensuring that, in the event of a change of control, each NEO would have the rights set out below.

Consulting Agreement with GF Consulting Corp. ("GFCC") AND Gary Freeman

Gary Freeman, the President, Chief Executive Officer and a director of the Company, has been engaged under consulting agreements between GFCC, a company owned 100% by Mr. Freeman, and the Company since April 2005. On January 1, 2008, a consulting agreement was put in place which paid Mr. Freeman $20,000 plus GST per month and provided for stock options to be granted as determined by the board up to a maximum allotment of 600,000 at any time. On January 1, 2009, a new consulting agreement (the "GFCC Agreement") was put in place, which pays Mr. Freeman $20,000 plus GST per month and provides for stock options to be granted as determined by the board up to a maximum allotment of 700,000 at any time. The GFCC Agreement is for a period of two years expiring on December 31, 2011 and may be amended from time to time as determined by the Compensation Committee and the Board of Directors.

The GFCC Agreement may be terminated: (i) by GFCC, at any time, for any reason, without cause or entitlement to any further compensation, upon 60 days' written notice to the Company; (ii) by either party for cause, at any time without entitlement to any further compensation, in the event of a failure by the other party to comply with any of the provisions of the GFCC Agreement, where such failure has been communicated to the other party and a reasonable opportunity to cure the failure has been provided, or in the case of termination by the Company, the death or incapacity of Mr. Freeman or conduct by GFCC including but not limited to a persistent failure to follow the directions of the Board or any act of gross negligence or wilful misconduct; (iii) by the Company, at any time, without cause or reason, by written notice to GFCC; and (iv) upon the death of Mr. Freeman.

If the Company terminates the GFCC Agreement without cause or reason, the Company will pay GFCC for the fees due to GFCC for the twelve months following the termination of the GFCC Agreement (CDN$240,000 + GST), or the remainder of the term, whichever is less, within ten business days from the date of the termination notice. In the event that during the term of the GFCC Agreement there is a successful take over bid of the Company or a change of control in the Company resulting from a merger by way of an amalgamation or plan of arrangement or if any shareholder acquires in excess of 50% of the common shares of the Company, then GFCC at any time within 120 days of such event will be entitled to terminate the GFCC Agreement and to receive the aggregate cash compensation equivalent to CDN$480,000 (being two years payment of the cash compensation per the GFCC Agreement).

The GFCC Agreement was considered and approved by the independent directors of the Board.

In addition, any options held by Mr. Freeman on the date of termination will be exercisable until the earlier of one year following such date and expiry of the option term.

Employment Agreement with Melvin Herdrick

Melvin Herdrick, the Vice-President, Exploration of the Company, was originally engaged with the Company under consulting agreements beginning in May 2006. On January 1, 2008, a consulting agreement was entered into between Mr. Herdrick and the Company. Under that agreement, Mr. Herdrick was paid US$15,000 per month and the agreement provided for stock options as determined by the Board of Directors. On March 1, 2009, an employment agreement (the "Herdrick Agreement") was entered into between Mr. Herdrick, Compania Minera Pitalla S.A. de C.V. (the Company's wholly-owned subsidiary) (the "Subsidiary") and the Company. Under the Herdrick agreement, Mr. Herdrick is paid the equivalent of CDN$15,000 per month from the Subsidiary and provides for the grant of stock options as determined by the Board of Directors.

The Herdrick Agreement may be terminated: (i) by Mr. Herdrick, at any time, for any reason, without entitlement to any further compensation, upon Mr. Herdrick providing 30 days' written notice to the Company; (ii) by the Company, for just cause, at any time and without entitlement to any further compensation with the exception that Mr. Herdrick will be entitled to all salary payable for services provided by him up to the date of termination; (iii) by either the Company or Mr. Herdrick, at any time and without entitlement to any further compensation in the event of a failure by the other party to comply with any of the provisions of the Herdrick Agreement, where such failure has been communicated to the other party and a reasonable opportunity to cure the failure has been provided, including, without limitation a persistent failure by Mr. Herdrick to follow the directions of the President of the Company or any act of gross negligence or wilful misconduct; and (iv) by the Company, at any time, without just cause, by providing written notice to Mr. Herdrick.

If the Company terminates the Herdrick Agreement without just cause (as defined in the Herdrick Agreement), the Company will pay Mr. Herdrick for the fees due to Mr. Herdrick for the three months following the termination of the Herdrick Agreement, or the remainder of the term, whichever is less, within ten business days from the date of termination. In the event that during the term of the Herdrick Agreement there is a successful take over bid of the Company or a change of control in the Company resulting from a merger by way of an amalgamation or plan of arrangement or if any shareholder acquires in excess of 50% of the common shares of the Company, then Mr. Herdrick at any time within 120 days of such event will be entitled to terminate the Herdrick Agreement and to receive the aggregate cash compensation equivalent to CDN$90,000 (being six months payment of the cash compensation per the Herdrick Agreement).

The Herdrick Agreement was considered and approved by the independent directors of the board.

In addition, any options held by Mr. Herdrick on the date of termination will be exercisable until the earlier of one year following such date and expiry of the option term.

Director Compensation

Director Compensation Table

The following table sets forth details of all amounts of compensation provided to the directors other than the Named Executive Officers (the "Other Directors") for the Company's most recently completed financial year.

Director Compensation Table

Name	Fees Earned[3] (CDN$)	Option-based Awards[1] (CDN$)	All Other Compensation (CDN$)	Total Compensation (CDN$)
André Audet	$18,000	$42,079	Nil	$60,079
Michael Halvorson	$10,000	$42,509	Nil	$52,509
Leonard Harris	$15,000	$43,083	Nil	$58,083
Chester Millar[5]	$10,000	$43,083	Nil	$53,083
Larry Okada	$7,000	$42,079	Nil	$49,079
Chris Theodoropoulos	$16,000	$76,145	$50,000[4]	$142,145
Peter Wong[2]	$7,000	Nil	Nil	$7,000

(1)	The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant.
(2)	Peter Wong ceased to be a director of the Company on March 20, 2009.
(3)	The amounts listed in this column relate to directors' and committee fees that were implemented at the beginning of fiscal 2009. At the end of every quarter, independent directors are compensated with $2,500 in directors' fees and an additional $1,000 for each committee that they serve on.
(4)	$50,000 was paid to 143 Investments Ltd., a private company owned 100% by Chris Theodoropoulos, for legal consulting fees provided.
(5)	Chester Millar ceased to be a director and Chairman of the Company on November 20, 2009.

Narrative Discussion

At the end of each fiscal quarter, each independent director receives a cash payment of CDN$2,500 as a director's fee and an additional CDN$1,000 for each committee the director is a member of (Compensation Committee, Audit Committee and Corporate Governance Committee).

On December 17, 2009, the Board of Directors appointed members to a Special Committee. Each member is to receive CDN$15,000 for being a member of the Special Committee. As well, the Chairman of the Special Committee will receive CDN$2,500 and the other members will receive CDN$500 for each meeting of the Special Committee that is attended.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-based Awards				Share-based Awards	
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market of payout value of share-based awards that have not vested ($)
Michael Halvorson	100,000	$0.80	April 25, 2011	$15,000	N/A	N/A
	100,000	$0.55	Aug 2, 2011	$40,000		
	50,000	$1.60	June 17, 2013	Nil		
	30,000	$0.60	Dec 12, 2013	$10,500		
	40,000	$0.84	May 11, 2014	$4,400		
Chris Theodoropoulos	37,500	$0.73	March 23, 2012	$8,250	N/A	N/A
	50,000	$1.60	June 17, 2013	Nil		
	70,000	$0.60	Dec 12, 2013	$24,500		
	55,000	$0.84	May 11, 2014	$6,050		
Chester Millar[1]	250,000	$1.60	June 17, 2013	Nil	N/A	N/A
Leonard Harris	70,000	$0.60	Dec 12, 2013	$24,500	N/A	N/A
Larry Okada	70,000	$0.84	May 11, 2014	$7,700	N/A	N/A
André Audet	50,000	$1.60	June 17, 2013	Nil	N/A	N/A
	70,000	$0.84	May 11, 2014	$7,700		

(1)   The expiry date of the 250,000 stock options granted to Chester Miller at a price of $1.60 has been revised from the original expiry date of June 17, 2013 to the new expiry date of November 20, 2010 due to his cessation as a director and Chairman on November 20, 2009.

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year ($)[1]	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Michael Halvorson	$42,509	N/A	N/A
Chris Theodoropoulos	$76,145	N/A	N/A
Chester Millar	N/A	N/A	N/A
Leonard Harris	$43,083	N/A	N/A
Larry Okada	$42,079	N/A	N/A
André Audet	$42,079	N/A	N/A

(1)   The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant.

Share Option Plan

The Company has in place a Share Option Plan (the "Plan") pursuant to which the Board of Directors may grant options to eligible participants to purchase common shares of the Company on such terms as they may determine, subject to any restrictions set out in the Plan. The key features of the Plan are as follows:

(a)   the eligible participants are directors, officers, employees, management company employees and consultants of the Company or any affiliate (the "Service Providers"), and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;

(b)   the maximum aggregate number of common shares that may be made subject to issuance under options granted under the Plan is equal to 10% of the outstanding shares at the time of the option grant, less the aggregate number of outstanding options;

(c)   there are currently outstanding options to purchase an aggregate of 3,942,500 common shares (8.3% of the issued capital) and there are 801,832 options available for grant (1.7% of the issued capital);

(d)   the aggregate number of common shares that may be issued to insiders pursuant to options granted under the Plan and under any other share compensation arrangement within any one-year period must not exceed 10% of the outstanding shares;

(e)   the directors determine the exercise price of each option at the time such option is allocated under the Plan, and cannot be less than the most recent closing market price of the Company's common shares on the TSX at the time such option is granted;

(f)   the term of each option is also determined by the directors at the date of grant which, in no case, can exceed ten years;

(g)   the options may be subject to vesting provisions at the discretion of the directors;

(h)   options may terminate prior to expiry of the option term in the following circumstances:

     (i)   on death of an optionee, options held as at the date of death are exercisable until the earlier of one year from such date and expiry of the option term;

     (ii)   if an optionee is dismissed from employment or service for cause, the options held by such optionee, whether or not vested as at the date of dismissal, will terminate immediately on the date the optionee ceased to be a director, officer, employee, management company employee or consultant, and such optionee may not exercise such options after such date; and

     (iii)   if an optionee ceases to be a director, officer, employee, management company employee or consultant for any reason other than cause or death, options held on the date of cessation are exercisable until the earlier of one year following such date and expiry of the option term, except as otherwise expressly approved by the Board for the specific option commitment in question, and in each case only to the extent that such optionee was vested in the option at such date.

(i)   a change in the status of a participant's relationship with the Company will not affect such participant's then-existing options, provided that the participant has not ceased to be a Service Provider;

(j)   options and rights related thereto held by an optionee are not assignable except on death of the optionee;

(k)   subject to the exceptions noted below, the board of directors may amend the Plan or any option at any time in its absolute discretion without shareholder approval to:

     (i)   amend, suspend, terminate or discontinue the Plan or the terms of any option granted under the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all optionees, impair the rights and entitlements of any optionee pursuant to a then-outstanding option; and

     (ii)   in its sole discretion, amend the Plan (except for previously granted and outstanding options) to reduce the benefits that may be granted to optionees (before a particular option is granted) subject to the other terms in the Plan.

Other than as listed above, any amendment to the Plan will require shareholder approval. In addition, any reduction in the exercise price of option held by an insider or any extension of the term of an option held by an insider will require disinterested shareholder approval;

(l)   the Plan does not provide for any financial assistance to be provided to participants to facilitate the purchase of shares pursuant to options granted under the Plan, nor it is the policy of the Company to provide such assistance outside of the Plan; and

(m)   if an option expires:

     (i)   within a self imposed black out period, the expiry date will be a date which is ten business days after expiry of the black out period; or

(ii)   immediately following a self imposed black out period, the expiry date will be a date which is ten business days after expiry of the black out period less the number of business days between the date of expiry of the option and the date on which the black out period ends.

During the financial year ended September 30, 2009, the Company cancelled stock options previously granted to certain insiders of the Company to purchase an aggregate of 650,000 common shares (335,000 at $1.88 per share and 315,000 at $3.00 per share) and then subsequently re-granted to certain insiders of the Company stock options to purchase up to an aggregate of 520,000 common shares at an exercise price of $0.60 per share until December 12, 2013. The foregoing cancellation and re-grant of options to insiders was approved by the disinterested shareholders of the Company at the Annual General Meeting held on March 20, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended September 30, 2009, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	3,772,500	$0.98	958,832[1]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,772,500	$0.98	958,832[1]

Note:

(1)   Based on 47,313,329 common shares of the Company issued and outstanding as at September 30, 2009. The maximum aggregate number of common shares of the Company that may be reserved for issuance under the Plan is equal to 10% of the issued and outstanding common shares at the time of the option grant.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Consulting Agreement with Gary Freeman & GFCC

See "Executive Compensation – Termination and Change of Control Benefits" for details regarding the entering into of a consulting agreement with Gary Freeman and GFCC.

Employment Agreement with Melvin Herdrick

See "Executive Compensation – Termination and Change of Control Benefits" for details regarding the entering into of an employment agreement with Melvin Herdrick.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since October 1, 2008 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

During the financial year ended September 30, 2009, Smythe Ratcliffe LLP served as the Company's auditors. G. Ross McDonald, Chartered Accountant, was first appointed as the Company's auditor on January 13, 2004 and, during the 2005 calendar year, Mr. McDonald merged his accounting practice with Smythe Ratcliffe LLP, who then audited and issued the audit report on the financial statements of the Company for the fiscal year ended September 30, 2005. Smythe Ratcliffe LLP was re-appointed auditors by the Company's shareholders at the last four shareholders' meetings.

The management of the Company will recommend to the Meeting to appoint Smythe Ratcliffe LLP as auditors of the Company.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at its offices located at Suite 680, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2 or by telephone at 604.682.4418 to request copies of the Company's financial statements and MD&A. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 8th day of February, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Freeman"

Gary Freeman,
President & Chief Executive Officer

PEDIMENT EXPLORATION LTD.
CHARTER OF THE COMPENSATION COMMITTEE

Purpose

This Charter sets out the purpose, composition, duties and authority of the Compensation Committee (the "Committee"). The purpose of the Committee is to act as the representative of the Board of Directors, in carrying out its corporate governance and oversight responsibilities, in relation to the review and approval process for any and all agreements, written or verbal, for compensation of any type, including any lump sum cash payments, issuance of securities of the Company or any other type of bonus, or any retirement package or other incentive (together, other than as restricted in the following sentence, the "Compensation") for executive directors of the Company, independent of the involvement from those executive directors.

Compensation shall not include:
- the involvement of the executive directors in a private or public placement of securities of the Company in line with relevant stock exchange policies; or
- any plan for payment of cash, issuance of stock options or securities or other bonus as may apply equally to all Board members in line with relevant stock exchange policies, provided that the relevant placement or Board payment is approved by the Board; and
- meets all requirements of the B.C. *Business Corporation Act* S.B.C 2002, c57 or any replacement legislation, including proper disclosure of all "disclosable interests", as defined therein.

Composition & Procedure

The Committee shall consist of at least two Directors, all of whom shall not be current executive directors and whom shall be "independent" within the meaning of Multilateral Instrument 52-110. The Board of Directors, immediately following the Annual General Meeting of the Company, shall appoint the Committee annually, or as soon thereafter as is reasonable. Each member of the Committee shall be financially literate and have relevant corporate experience, meaning that he or she must be able to review the proposed management agreements or terms of Compensation, determine their fairness in relation to those granted by mining companies of a similar size and stage of development and understand the overall financial cost for the Company. The Committee may adopt from time to time such other procedures, not inconsistent with this Charter and the Articles of the Company, as the Committee may determine. The timing, place, calling and procedure of the Committee, shall be as determined by the Chairman of the Committee, and includes the right, should any Committee member so request, to carry out such meetings on a confidential basis, without the presence of the relevant executive director whose Compensation is subject to review.

Duties & Responsibilities

The Committee's duties include the duty to:
- review and oversee the past, present and future actions of executive directors and their current or proposed Compensation as it relates to the fulfilment of their executive duties as have been mandated by the Board, as is normally attached to their position(s) and as set out in their written employment contract, if any, and, as required, evaluate, modify, approve or, as necessary, terminate any and all agreements for Compensation of executive directors based on that review;.
- regularly review and evaluate this Charter and assess the effectiveness of the Committee;

- if requested by the Board, review and evaluate agreements for compensation of all senior officers of the Company that are not executive directors and report their findings to the Board.

Authority of the Committee

The Committee shall have full authority to take all steps needed to carry out its duties. The Committee is not subject to any third party or outside time deadlines or financial restrictions, other than as restricted by law or by the Articles of the Company. The Committee shall have unrestricted access to any officer, employee or consultant of the Company. The Committee shall have the authority to engage outside expertise as it may deem appropriate in fulfilling its duties, without consulting with or obtaining approval from management. The Committee has the power to reject any proposed Compensation in whole or in part as it best determines and also to grant any Compensation to executive directors as they best determine.

APPENDIX 2

PEDIMENT EXPLORATION LTD.
CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Company is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:

    - Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
    - Review and evaluate the Company's internal controls, as established by Management;
    - Review and evaluate the status and adequacy of internal information systems and security;
    - Meet with the external auditor at least one a year in the absence of Management;
    - Request the external auditor's assessment of the Company's financial and accounting personnel;
    - Review and evaluate the adequacy of the Company's procedures and practices relating to currency exchange rates; and
    - Review and evaluate the Company's banking arrangements.

- External Auditor Oversight

    - Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
    - Review the scope and approach of the annual audit;

- o Inform the external auditor of the Committee's expectations;
- o Recommend the appointment of the external auditor to the Board;
- o Meet with Management at least once a year in the absence of the external auditor;
- o Review the independence of the external auditor on an annual basis;
- o Review with the external auditor both the acceptability and the quality of the Company's accounting principles; and
- o Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

- Financial Statement Oversight

  - o Review the quarterly reports with both Management and the external auditor;
  - o Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
  - o Review and discuss with Management the annual audited financial statements; and
  - o Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

- "Whistleblower" Procedures

  - o Provide for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
  - o Provide for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matter.

Exhibit 99.3

PEDIMENT GOLD CORP.



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on March 18, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on Tuesday, March 16, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

 **To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER




Appointment of Proxyholder

I/We, being holder(s) of Pediment Gold Corp. hereby appoint: Gary Freeman, President and CEO of the Company, or failing him, Dayna Leigh, Corporate Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Pediment Gold Corp.** to be held at the Company's offices, Suite 680 – 789 West Pender Street, Vancouver, BC, on Thursday, March 18, 2010 at 10:00 am (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To Determine the Number of Directors at Seven.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Gary Freeman	☐	☐	02. Michael Halvorson	☐	☐	03. Chris Theodoropoulos	☐	☐
04. William Faust	☐	☐	05. Larry Okada	☐	☐	06. Leonard Harris	☐	☐
07. Melvin Herdrick	☐	☐						

	For	Withhold
3. Appointment of Auditors Appointment of **Smythe Ratcliffe LLP** as Auditors of the Company for the ensuing year.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

083375   A R 0   X C P Q



Exhibit 99.4

PEDIMENT GOLD CORP.



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Voting Instruction Form ("VIF") - Annual General Meeting to be held on March 18, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 am, Pacific Time, on Tuesday, March 16, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

 **To Vote Using the Internet**

- Go to the following web site:
www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed below.

CONTROL NUMBER




Appointee(s)

Management Appointees are: **Gary Freeman, President and CEO** of the Company, or failing him, **Dayna Leigh, Corporate Secretary** of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Pediment Gold Corp.** to be held at the Company's offices, Suite 680 – 789 West Pender Street, Vancouver, BC, on Thursday, March 18, 2010 at 10:00 am (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` **OVER THE BOXES.**

	For	Against
1. Number of Directors To Determine the Number of Directors at Seven.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Gary Freeman	☐	☐	02. Michael Halvorson	☐	☐	03. Chris Theodoropoulos	☐	☐
04. William Faust	☐	☐	05. Larry Okada	☐	☐	06. Leonard Harris	☐	☐
07. Melvin Herdrick	☐	☐						

	For	Withhold
3. Appointment of Auditors Appointment of **Smythe Ratcliffe LLP** as Auditors of the Company for the ensuing year.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.



083374

AR0

XCPQ

